

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

**DIVISION OF
CORPORATION FINANCE**

March 7, 2023

Rodney M. Smith
Chief Financial Officer
American Tower Corporation
116 Huntington Avenue
Boston, MA 02116

>   **Re: American Tower Corporation**
>   **Form 10-K for the year ended December 31, 2022**
>   **Filed February 23, 2023**
>   **File No. 001-14195**

Dear Rodney M. Smith:

We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

Form 10-K for the year ended December 31, 2022

Notes to Consolidated Financial Statements
11. Fair Value Measurements
Items Measured at Fair Value on a Nonrecurring Basis, page F-38

1.   We note you calculated the fair value for certain long-lived assets utilizing projected future discounted cash flows. Please tell us how you determined it was not necessary to provide quantitative information about the significant unobservable inputs used in the fair value measurement of these assets. Please refer to ASC 820-10-50-2(bbb).

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Paul Cline at 202-551-3851 or Jennifer Monick at 202-551-3295 if you have questions regarding our comment.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction